                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                          Commission file number 1-4238



                            LORAL MASTER SAVINGS PLAN


                                LORAL CORPORATION
                                600 Third Avenue
                            New York, New York 10016

                              REQUIRED INFORMATION

The statements of net assets available for benefits as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995, together with the Report, and Consent of Independent Accountants are attached and filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Master Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                 LORAL MASTER SAVINGS PLAN
                                                 -------------------------
                                                            Plan

Date:  June 28, 1996                         BY:     STEPHEN L. JACKSON
                                                 -------------------------
                                                     Stephen L. Jackson
                                                     Plan Administrator

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Master Plan Committee of Lockheed Martin
Corporation and Participants of the Lockheed
Martin Tactical Systems Master Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Loral Master Savings Plan (The "Plan"), which is now known as the Lockheed Martin Tactical Systems Master Savings Plan, as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1995 and reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






New York, New York
June 25, 1996

                           LORAL MASTER SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              AT DECEMBER 31, 1995
                                 (In thousands)





                                  Non-Participant
                                    Directed                                       Participant Directed
                                  ------------       -----------------------------------------------------------------------------
                                      Loral           Loral          IBM                              Fidelity      Fidelity
                                   Corporation     Corporation   Corporation                          Retirement     Growth
                                     Common          Common         Common    Fidelity   Fidelity       Money           &
                                      Stock           Stock         Stock     Magellan  Ginnie Mae      Market       Income
                                      Fund            Fund           Fund      Fund     Portfolio       Trust       Portfolio
                                      ----            ----           ----      ----     ---------       -----       ---------

Assets:

 Investments, at fair value
    (Notes 1, 2, 4 and 9)           $52,203          $49,793         $2,735   $157,290     $21,622      $57,292       $96,622

 Investments, at contract value
    (Notes 1, 2  and 4)


 Receivables (Note 3):
   Employer contributions               354                                         35          10           11             6
   Participant contributions                             216                       548          96          368           227

                                    -------          -------         ------   --------     -------      -------       -------
 Net assets available for benefits  $52,557          $50,009         $2,735   $157,873     $21,728      $57,671       $96,855
                                    =======          =======         ======   ========     =======      =======       =======









                                                              Participant Directed
                                      --------------------------------------------------------------------
                                        Fidelity         Fidelity       Fidelity     Fixed
                                       Overseas        Intermediate      Asset      Income       Loans
                                          Fund           Bond Fund      Manager      Fund      Receivable      Total
                                          ----           ---------      -------      ----      ----------      -----

Assets:

 Investments, at fair value
    (Notes 1, 2, 4 and 9)                 $13,527          $3,707        $21,072                 $16,580       $492,443

 Investments, at contract value
    (Notes 1, 2  and 4)                                                               77,397                     77,397


 Receivables (Note 3):
   Employer contributions                       2               1              2                                    421
   Participant contributions                   36              34            152                                  1,677

                                          -------          ------        -------     -------      -------       --------
 Net assets available for benefits        $13,565          $3,742        $21,226     $77,397      $16,580       $571,938
                                          =======          ======        =======     =======      =======       ========








                       See Notes to Financial Statements.

                           LORAL MASTER SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              AT DECEMBER 31, 1994
                                 (In thousands)





                                      Non-Participant
                                         Directed                                     Participant Directed
                                      --------------    ----------------------------------------------------------------------------
                                          Loral            Loral          IBM                                Fidelity      Fidelity
                                       Corporation      Corporation   Corporation                           Retirement      Growth
                                          Common          Common        Common      Fidelity    Fidelity       Money          &
                                          Stock            Stock         Stock      Magellan   Ginnie Mae     Market        Income
                                           Fund            Fund          Fund         Fund     Portfolio       Trust      Portfolio
                                           ----            ----          ----         ----     ---------       -----      ---------

Assets:

 Investments, at fair value
    (Notes 1, 2, 4 and 9)                 $24,260         $17,274        $4,243     $97,719     $17,398       $39,645      $50,401

 Investments, at contract value
    (Notes 1, 2 and 4)


 Receivables (Note 3):
   Employer contributions                     469                                        39          13            21            1
   Participant contributions                                  105                       455         112           184           36

                                          -------         -------        ------     -------     -------       -------      -------
   Total assets                            24,729          17,379         4,243      98,213      17,523        39,850       50,438
                                          -------         -------        ------     -------     -------       -------      -------
Liabilities:

 Other                                                                                                            187

                                          -------         -------        ------     -------     -------       -------      -------
 Net assets available for benefits        $24,729         $17,379        $4,243     $98,213     $17,523       $39,663      $50,438
                                          =======         =======        ======     =======     =======       =======      =======








                                                              Participant Directed
                                      -----------------------------------------------------------------
                                          Fidelity     Fidelity     Fidelity     Fixed
                                          Overseas   Intermediate     Asset     Income        Loans
                                            Fund       Bond Fund     Manager     Fund       Receivable      Total
                                            ----       ---------     -------     ----       ----------      -----

Assets:

 Investments, at fair value
    (Notes 1, 2, 4 and 9)                 $11,129       $783         $9,460                   $15,752     $288,064

 Investments, at contract value
    (Notes 1, 2 and 4)                                                          73,730                      73,730


 Receivables (Note 3):
   Employer contributions                       2          1              2                                    548
   Participant contributions                   35          6             38                                    971

                                          -------       ----         ------    -------        -------     --------
   Total assets                            11,166        790          9,500     73,730         15,752      363,313
                                          -------       ----         ------    -------        -------     --------
Liabilities:

 Other                                                                                                         187

                                          -------       ----         ------    -------        -------     --------
 Net assets available for benefits        $11,166       $790         $9,500    $73,730        $15,752     $363,126
                                          =======       ====         ======    =======        =======     ========











                       See Notes to Financial Statements.

                           LORAL MASTER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1995
                                 (In thousands)





                                          Non-Participant
                                             Directed                               Participant Directed
                                           -------------   -------------------------------------------------------------------------
                                              Loral           Loral          IBM                              Fidelity    Fidelity
                                           Corporation     Corporation   Corporation                         Retirement    Growth
                                              Common         Common        Common     Fidelity    Fidelity     Money          &
                                              Stock           Stock         Stock     Magellan   Ginnie Mae    Market      Income
                                               Fund           Fund          Fund        Fund     Portfolio     Trust      Portfolio
                                               ----           ----          ----        ----     ---------     -----      ---------

Additions:

  Contributions (Note 3):
    Employer                                   $ 7,304        $   247                 $    440     $   126     $    83     $    80
    Participant                                                 2,681                   18,624       2,109      14,281      12,340

  Investment income
    (Notes 2 and 6):
    Interest income                                  4              2       $     5                                 49
    Dividend income                                432            321                    8,994       1,300       2,614       4,282

  Net appreciation (depreciation) in
    fair value of investments (Note 2)          23,082         18,583         1,113     27,314       1,600                  16,865

Loan payments, including interest                   94            455                    2,902         484       1,249       1,250
                                               -------        -------       -------   --------     -------     -------     -------
                                                30,916         22,289         1,118     58,274       5,619      18,276      34,817

Deductions:

Benefit payments (Note 5)                       (2,296)        (2,186)         (337)   (10,257)     (2,169)     (6,743)     (2,444)

Administrative expenses (Note 8)                    (2)            (3)                     (28)        (16)       (102)        (22)

Transfers among funds, net                        (445)         9,704        (2,283)     1,197        (112)     (3,821)      6,592

Transfer from other plans (Note 1)                              3,224                   12,504       1,445      12,793       8,877

New loans                                         (345)          (398)           (6)    (2,030)       (562)     (2,395)     (1,403)

Net assets available for benefits
  beginning of year                             24,729         17,379         4,243     98,213      17,523      39,663      50,438
                                               -------        -------       -------   --------     -------     -------     -------
Net assets available for benefits
  end of year                                  $52,557        $50,009       $ 2,735   $157,873     $21,728     $57,671     $96,855
                                               =======        =======       =======   ========     =======     =======     =======









                                                               Participant Directed
                                           -------------------------------------------------------


                                           Fidelity    Fidelity    Fidelity   Fixed
                                           Overseas  Intermediate   Asset     Income     Loans
                                             Fund     Bond Fund    Manager     Fund    Receivable    Total
                                             ----     ---------    -------     ----    ----------    -----

Additions:

  Contributions (Note 3):
    Employer                               $    29        $    9   $    31   $     1               $  8,350
    Participant                              3,138           546     3,479    10,648                 67,846

  Investment income
    (Notes 2 and 6):
    Interest income                                                            5,113     $ 1,111      6,284
    Dividend income                            308           123       459                           18,833

  Net appreciation (depreciation) in
    fair value of investments (Note 2)         725           103     1,698                           91,083

Loan payments, including interest              349            36       324     1,916      (9,059)         0
                                           -------        ------   -------   -------     -------   --------
                                             4,549           817     5,991    17,678      (7,948)   192,396

Deductions:

Benefit payments (Note 5)                     (542)         (125)     (661)   (3,020)     (1,254)   (32,034)

Administrative expenses (Note 8)                (1)           (2)      (10)      (60)                  (246)

Transfers among funds, net                  (2,450)          775      (479)   (8,678)                     0

Transfer from other plans (Note 1)             959         1,507     7,387                           48,696

New loans                                     (116)          (20)     (502)   (2,253)     10,030          0

Net assets available for benefits
  beginning of year                         11,166           790     9,500    73,730      15,752    363,126
                                           -------        ------   -------   -------     -------   --------
Net assets available for benefits
  end of year                              $13,565        $3,742   $21,226   $77,397     $16,580   $571,938
                                           =======        ======   =======   =======     =======   ========






                       See Notes to Financial Statements.

                            LORAL MASTER SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       Plan Description

         The Loral Master Savings Plan (the "Plan") comprises the following individual qualified defined contribution 401(k) plans of certain divisions and subsidiaries of Loral Corporation (the "Company"): the Loral Corporation Deferred Income Savings Plan, the Loral Electro-Optical Systems, Inc. 401(k) Matching Contribution Plan, the Conic Corporation Deferred Income Retirement Plan, the Loral/Rolm Mil-Spec Corp. Retirement Income Savings Plan, the Frequency Sources, Inc. 401(k) Retirement Savings Plan, the Narda-Western Operations 401(k) Deferred Income Retirement Plan and the Narda Microwave Supplemental Retirement Savings Plan (the "Individual Plans"). Effective July 1, 1994, the Company established another Individual Plan, the Loral Federal Systems Deferred Income Retirement Plan (the "LFS Plan"), pursuant to the purchase of substantially all the assets and liabilities of IBM Federal Systems Company. At that date, certain participants of the IBM Corporation Tax Deferred Savings Plan (the "DSP Plan") became participants of the Plan and cash and other assets of approximately $172 million in the participants' balances of the DSP were transferred to the Plan. Effective May 5, 1995, the Company established another Individual Plan, the Loral Defense Systems SIP, (the "LDS Plan"), pursuant to the purchase of substantially all the assets and liabilities of Unisys Defense Systems. At that date, certain participants of the Unisys Savings Plan (the "USP Plan") became participants of the Plan and cash and assets of approximately $46 million were rolled over to the Plan.

         The Plan is a defined contribution 401(k) plan designed to provide eligible employees with tax advantaged long-term savings for retirement. Participants are able to direct their investment to a combination of eight investment options: Loral Corporation Common Stock and seven mutual funds managed by Fidelity Management and Research Company. In addition, participants in the LFS Plan can direct their investment to the Fixed Income Fund.

         The Fixed Income Fund comprises guaranteed investment contracts with various financial institutions and the Fidelity Short-term Interest Fund. Fidelity Management Trust Company is the investment manager for the Fixed Income Fund and as such, places investment contracts with various financial institutions. The Plan's investment in the Fixed Income Fund represents unsecured obligations of the financial institution that issued the investment contract. There are certain limitations, as defined in the LFS Plan document, with respect to transfers to or from the Fixed Income Fund. Pending the purchase of the investment contracts, participants' contributions are invested in the Fidelity Short-term Interest Fund.

         The IBM Corporation Common Stock Fund is a carry-over fund from the DSP Plan and contributions and reinvestment of dividends into the fund are not permitted. Effective January 1, 1996 the IBM Common Stock Fund was

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

         discontinued and any remaining balance in the fund was transferred to the Fidelity Retirement Money Market Trust.

         Complete descriptions of the Plan and the Individual Plans, including eligibility requirements and vesting provisions, are contained in the Plan and the Individual Plan documents.

2.       Summary of Significant Accounting Policies

         Valuation of Investments

         Investments in Loral Corporation Common Stock and IBM Corporation Common Stock are valued at the last reported quoted market price on the last business day of the year.

         Investments in the Fidelity mutual funds are valued at quoted market prices which represent the net asset value per share as reported by Fidelity Management and Research Company.

         Effective January 1, 1995, the Plan adopted Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". In accordance with this statement, investments in the Fixed Income Fund are stated at contract value, which approximates fair value, as reported by the issuer. The average yields for the Fixed Income Fund for 1995 and 1994 were 6.86% and 6.96% respectively. The crediting interest rates of the investment contracts range from 5.35% to 9.03%. Contract value represents the principal amount placed with the issuer plus accrued interest at the contract rate.

         Loans receivable from participants are valued at cost which approximates fair value.

         The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Investment Transactions and Investment Income

         Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

         Benefits Payable

         Benefits pertaining to 1995 and 1994, which were paid in 1996 and 1995, were approximately $2,186,000 and $4,866,000, respectively. These payments are reported as liabilities on Form 5500.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

         Forfeitures

         Participants vest in Employer Contributions in accordance with the provisions of each Individual Plan. Non-vested Employer Contributions are forfeited upon termination or withdrawal. These amounts are used to reduce future Employer Contributions. Forfeitures for the year ended December 31, 1995 were approximately $302,000.

         Reclassifications

         The 1994 statement of net assets available for plan benefits has been reclassified to separately present information regarding loans receivable from participants.

3.       Contributions

         All active participants may contribute 2% to 6% of their cash compensation, as defined, to the Plan as a "Basic Contribution." In addition, participants who are making Basic Contributions at the maximum rate may elect to contribute an additional amount ranging up to 11% of their cash compensation as a "Voluntary Contribution", subject to Internal Revenue Code ("IRC") limitations. Participants' contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the IRC.

         The Company will contribute amounts ranging from 20% to 100% of the participants' Basic Contribution in accordance with the provisions of the Individual Plans as an Employer Contribution. The amount of the contribution, the type of the contribution, (i.e. cash or company stock) the allocation to the various investment funds and limits on the contributions credited to a participant are governed by the Individual Plan documents.

         As of December 31, 1995 and 1994, there were approximately 18,200 and 13,300 participants in the Plan, respectively, some of whom have elected to invest in more than one fund.

         Although the Company has not expressed an intent to do so, the Company can discontinue its contributions and or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a discontinuance and or termination of the Plan, participants will become 100 percent vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

4.       Investments

         Plan investments at December 31, 1995 and 1994 were as follows:

                                                1995          1994
                                                ----          ----
                                                  (In thousands)
                                                  --------------
Investments at fair value:
 Loral Corporation Common Stock              $101,996*      $ 41,534*
 IBM Corporation Common Stock                   2,735          4,243
 Fidelity Magellan Fund                       157,290*        97,719*
 Fidelity Ginnie Mae Portfolio                 21,622*        17,398*
 Fidelity Retirement Money Market Trust        57,292*        39,645*
 Fidelity Growth & Income Portfolio            96,622*        50,401*
 Fidelity Overseas Fund                        13,527*        11,129*
 Fidelity Intermediate Bond Fund                3,707            783
 Fidelity Asset Manager                        21,072*         9,460*
                                             --------       --------
                                             $475,863       $272,312
                                             ========       ========

Investments at contract value:

 Fixed Income Fund                           $ 77,397*        73,730*
                                             ========       ========



* Represents greater than 5% of total net assets available for plan benefits at beginning of the year.

5.       Benefit Payments

         Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

         Generally a 10% penalty will be imposed on certain withdrawals made before the participant reaches age 59 1/2.

         Assets in a participant's account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC.

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

6. Loans

         The Plan generally provides for loans to active participants. The maximum loan generally allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior year or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The Individual Plan Administrative Committees establish the interest rate and the repayment terms, both of which are fixed for the term of the loan. The interest rate is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to four years, with a nine year maximum for loans used in connection with the purchase of a principal residence, except for one of the Individual Plans where repayment periods range from five to ten years. Loan repayments are made through payroll deductions, with principal and interest being credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time.

7. Tax Status

         The Internal Revenue Service has determined on February 12, 1996, that the Plan is a qualified trust under Section 401(a) of the IRC and is therefore exempt from Federal income taxes under Section 501(a) of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.

8. Administrative Expenses

         As provided for in the Individual Plan documents, certain administrative expenses are paid by the Plan. The remaining expenses are paid by the Company.

9. Financial Instruments

         Certain Fidelity investment options ("Portfolios") may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

         A Portfolio invests in futures contracts solely for the purposes of hedging its existing portfolio securities, or securities the Portfolio intends to purchase, against fluctuations in value caused by changes in prevailing market interest rates. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, the Portfolio

                            LORAL MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

         records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time when it was closed.

10. Risks and Uncertainties

         The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

11. Subsequent Event

         Effective April 23, 1996, Lockheed Martin Corporation ("Lockheed Martin") acquired substantially all the outstanding shares of Loral Corporation common stock for $38.00 per share plus one share of Loral Space & Communications, Ltd. common stock. The cash received was invested in the Fidelity Retirement Money Market Trust and participants were able to transfer a part or all of these proceeds into any of the other available investment options in the Plan. Participants can make no further investment in Loral Space & Communications, Ltd. common stock. Subsequently, the Plan name has been changed to the Lockheed Martin Tactical Systems Master Savings Plan. Lockheed Martin plans to continue operating the Plan in accordance with the current Plan documents.

                            LORAL MASTER SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                                                                                FACE AMOUNT
                                                                                    OR         FAIR/CONTRACT
     DESCRIPTION                                                                SHARES/UNITS      VALUE           COST
     -----------                                                                ------------      -----           ----
                                                                                              (In thousands)  (In thousands)


     Loral Corporation Common Stock                                              3,101,094     $ 101,996      $  47,546
     IBM Common Stock                                                               29,931         2,735          1,836
 *   Fidelity Magellan Fund                                                      1,829,381       157,290        130,339
 *   Fidelity Ginnie Mae Portfolio                                               1,985,472        21,622         21,090
 *   Fidelity Retirement Money Market Trust                                     57,292,039        57,292         57,293
 *   Fidelity Growth & Income Portfolio                                          3,571,940        96,622         81,934
 *   Fidelity Overseas Fund                                                        465,332        13,527         13,150
 *   Fidelity Intermediate Bond Fund                                               356,074         3,707          3,648
 *   Fidelity Asset Manager                                                      1,329,442        21,072         19,969
 *   Fixed Income Fund:
         Fidelity Short-term Interest Fund                                       1,288,071         1,288          1,288
         Guaranteed Investment Contracts:
            Combined Insurance,8.30%, due September 30, 1999                     3,359,998         3,359          3,150
            Continential Assurance, 7.04%, March 29, 1996                        5,473,826         5,473          5,000
            J.P. Morgan ABS, 7.28%, due January 15, 1996                         3,621,130         3,621          3,435
            Metropolitan Life, 9.03%, due January 2, 1996                        3,127,412         3,127          2,575
            New York Life, 7.56%, due June 30, 1996                             10,589,951        10,589          9,429
            New York Life, 5.35%, due June 30, 1996                             13,967,307        13,967         12,872
            Peoples Security Life ABS, 8.13%, due January 15, 1996               3,437,294         3,437          3,172
            Peoples Security Life, 7.24%, due March 31, 1999                     6,653,101         6,653          6,080
            Principal Mutual, 7.25%, due December 31, 1999                       6,000,894         6,000          5,700
            Protective Life, 7.15%, due June 30, 1998                              775,464           775            700
            Prudential Ins. Co. of Amer., 7.03%, due July 1, 1996               10,553,423        10,553          9,482
            Prudential Ins. Co. of Amer., 6.49%, due April 1, 1996               8,555,892         8,555          7,767
     Participant Loans (7% to 12%)                                                                16,580
                                                                                               ---------      ---------

     Total                                                                                     $ 569,840      $ 447,455
                                                                                               =========      =========


         * Party in Interest

                            LORAL MASTER SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                           GAIN        NUMBER
                                                    PURCHASE      SELLING     COST OF     (LOSS)         OF
     DESCRIPTION                                     PRICE         PRICE       ASSET      ON SALE      PURCH.
     -----------                                     -----         -----       -----      -------      ------

     Loral Corporation Common Stock                 $26,618                                             766
 *   Fidelity Magellan Fund                          69,459                                           1,230
 *   Fidelity Ginnie Mae Portfolio                    7,805                                             866
 *   Fidelity Retirement Money Market Trust          48,280                                           1,153
 *   Fidelity Growth & Income Portfolio              39,410                                             877
 *   Fidelity Overseas Fund                           7,375                                             737
 *   Fidelity Intermediate Bond Fund                  3,548                                             516
 *   Fidelity Asset Manager                          14,699                                             712
 *   Fixed Income Fund                               54,251                                             170


     * Party in Interest

                            LORAL MASTER SAVINGS PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                   (CONTINUED)

                                                                                         GAIN        NUMBER
                                                   PURCHASE     SELLING     COST OF     (LOSS)        OF
                 DESCRIPTION                        PRICE         PRICE       ASSET      ON SALE     SALES
                 -----------                        -----         -----       -----      -------     -----

     Loral Corporation Common Stock                             $ 7,820     $ 4,415      $3,405       454
     IBM Common Stock                                             2,661       1,917         744        28
 *   Fidelity Magellan Fund                                      37,204      31,830       5,374       905
 *   Fidelity Ginnie Mae Portfolio                                5,180       5,192         (12)      507
 *   Fidelity Retirement Money Market Trust                      30,632      30,632           0       945
 *   Fidelity Growth & Income Portfolio                          10,053       9,254         799       463
 *   Fidelity Overseas Fund                                       5,703       5,721         (18)      471
 *   Fidelity Intermediate Bond Fund                                727         731          (4)      145
 *   Fidelity Asset Manager                                       4,784       4,767          17       416
 *   Fixed Income Fund                                           55,966      55,966           0       221


     * Party in Interest

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Lockheed Martin Corporation on Form S-8 (File No. 33-06485) of our report dated June 25, 1996, on our audits of the financial statements and supplemental schedules of the Loral Master Savings Plan as of December 31, 1995 and 1994, which report is included in this Annual Report on Form 11-K.

New York, New York
June 25,1996